UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Healy, Bernadine P.

   The Cleveland Clinic Foundation
   9500 Euclid Ave.
   Cleveland, OH  44194
2. Issuer Name and Ticker or Trading Symbol
   Ashland Inc.
   ASH
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   March 31, 2002
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |      |    | |                  |   |           |1,000 (1)          |D     |                           |
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Common Stock               |3-28-0|J (2| |71                |A  |$45.51     |3,216              |D     |                           |
                           |2     |)   | |                  |   |           |                   |      |                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
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Common Stock Units (3)|1-for-1 |     |J   |V|338        |A  |     |     |Common Stock|338    |       |5,436       |D  |            |
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Option (4)            |46.76   |     |    | |           |   |7-31-|2-29-|Common Stock|2,500  |       |2,500       |D  |            |
                      |        |     |    | |           |   |02   |12   |            |       |       |            |   |            |
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                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
1. Represents shares of restricted common stock acquired pursuant to Ashland's stock incentive plans as approved by the shareholders and exempt pursuant to Rule 16b-3.
2.  Payment of a portion of meeting and committee fees in Ashland stock.
3. Common Stock Units acquired pursuant to Ashland Inc.'s Deferred Compensation Plan for Non-Employee Directors as of March 31, 2002, and includes transactions occurring on or after January
31, 2002, payable in cash or stock upon termination of service and exempt under Rule 16b-3. The price of the Common Stock Units on applicable valuation dates has varied from $45.510 -
$45.530.    (One (1) Common Stock Unit in Ashland's Deferred Compensation Plan
for Non-Employee Directors is the equivalent of one (1) share of Ashland Common Stock)
4. Stock options (represents a right to buy Ashland Common Stock) granted under Ashland's Amended and Restated Incentive Plan. The stock option includes a tax withholding feature pursuant to the plan.
SIGNATURE OF REPORTING PERSON
Amelia A. McCarty - Attorney-in-fact
DATE
April 5, 2002